FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                              2 September 2005


                               File no. 0-17630


                            CRH Interim Report



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Interim Report




2005 INTERIM RESULTS

Six months ended 30th June 2005


                                                                           2005           2004      % change
                                                                         euro m         euro m
  - Sales                                                                 6,329          5,608              +13%

  - Operating profit *                                                      445            370              +20%

  - Profit before tax                                                       383            319              +20%

                                                                      euro cent      euro cent
  - Earnings per share                                                     56.0           47.8              +17%

  - Cash earnings per share                                               105.4           95.0              +11%

  - Dividend                                                              11.25            9.6              +17%

* Operating profit before profit on disposal of fixed assets.

  - Total operating profit for our Europe operations, including acquisition contributions, grew by 2% to euro 277 million.
  - In Europe Materials, operating profit improved 12% to euro 141 million reflecting a full first half share of profit from Secil (acquired June 2004) in Portugal.
  - Europe Products was impacted by generally subdued trading and severe March weather. Operating profit fell 10% to euro 86 million, principally due to a sharp decline in results from Insulation activities.
  - Operating profit of euro 50 million from Europe Distribution was 2% ahead of 2004 against a background of subdued Dutch retail demand and poor weather early in the year.
  - Total operating profit for the Americas operations increased by 68% to euro 168 million.
  - Americas Materials exceeded expectations with good volume and price improvements delivering a significant reduction in the traditional first half trading loss from euro 32 million in 2004 to euro 4 million.
  - With continuing strong US residential construction and ongoing recovery in non-residential construction, Americas Products delivered a 26% increase in operating profit to euro 144 million.
  - Americas Distribution performed particularly strongly reporting a 58% increase in operating profit to euro 28 million.
  - Currency translation effects had a euro 2 million adverse impact at profit before tax level.
  - The interim dividend has been increased by 17%. This follows a 17% increase in the full year 2004 dividend making 2005 the 22nd consecutive year of dividend increase.
  - Total first half development spend amounted to euro 231 million.


Liam O'Mahony, Chief Executive, said today:

"CRH has had a strong first half profit outcome with good organic growth from the Americas significantly outweighing a decline in Europe, and a satisfactory incremental contribution from 2004 and 2005 acquisitions.

The Group will continue to benefit in the second half from strong markets in its American operations and from a sustained focus on input cost recovery and operational performance. Although this will be offset to some extent by the recent surge in energy costs we nevertheless expect to make further progress in the more important second half of the year."

Announced Tuesday, 30th August 2005

Contact at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony Chief Executive

Myles Lee Finance Director

Maeve Carton Group Controller





INTERIM STATEMENT

Highlights

The results highlights for the first six months of 2005, reported under International Financial Reporting Standards, are set out below.

  - Sales: euro 6,329 million, up 13%
  - Operating profit*: euro 445 million, up 20%
  - Profit before tax: euro 383 million, up 20%
  - Basic earnings per share: 56.0c, up 17%
  - Cash earnings per share: 105.4c, up 11%

* Operating profit before profit on disposal of fixed assets.

Our American operations have performed very strongly through the first half of 2005 and this, combined with incremental contributions from 2004 and 2005 acquisitions, has resulted in a strong increase in Group sales, profits and earnings, despite the impact of generally subdued markets and adverse early weather on our European businesses.

The average first half US Dollar exchange rate was 5% weaker versus the euro than in the corresponding period in 2004. This had an adverse impact of euro 2 million on profit before tax reflecting the traditionally low US profitability in the first half of the year.

Profit on disposal of fixed assets amounted to euro 10.0 million (2004: euro 6.0 million).

Note 5 on page 14 analyses the key components of first half 2005 performance.



Dividends

The Board has decided to pay an interim dividend of 11.25c per share, an increase of 17% on the 2004 interim dividend of 9.60c. This follows an increase of 17% in the full year 2004 dividend. The Interim dividend will be paid on 4th November 2005 to shareholders registered at the close of business on 9th September 2005.

A scrip dividend alternative is being offered to shareholders.



Segment review


EUROPE - MATERIALS

                                                         Analysis of change
                                        Total                   Acquisitions
euro million         2005     2004     change      Exchange    2004     2005    Organic
Sales               1,216    1,022       +194           +14    +106       +3       +71
% change                                 +19%           +1%    +11%        -       +7%
Operating profit*     141      126        +15            +2     +17        -        -4
% change                                 +12%           +2%    +13%                -3%
Margin              11.6%    12.3%

* Operating profit is before profit on disposal of fixed assets.

In Ireland, growth in residential construction and continuing recovery in commercial and industrial construction resulted in good overall volume increases. However, phased price increases were not sufficient to fully recover higher first half input costs and overall profit on the island was slightly below 2004 levels.

Our activities in Finland and the Baltic states recovered well from a poor first quarter to leave first half cement and concrete volumes in line with 2004 levels and profit largely unchanged.

Polish construction activity was particularly strong in the first half of last year due to accelerated demand ahead of the 1st May 2004 increase in VAT on construction products which coincided with EU entry. In the first half of this year, our Polish operations were affected by late winter weather and, with cement volumes 17% lower than in 2004, profit declined. Sales volumes and profits in our Ukrainian cement operation were in line with 2004 levels.

In Switzerland, the final phase of concreting works on the major Loetschberg tunnel project resulted in further good volume increases for our cement operations. However, demand for concrete products and aggregates was impacted by poor early weather and overall profit was lower in a competitive marketplace.

In Iberia, our Spanish operations enjoyed very busy first half trading conditions and with improvements in volumes and prices reported higher profit. Secil, the Portuguese cement, concrete products and aggregates producer, in which CRH acquired a 49% stake in June 2004, had a positive start to the year and accounted for almost all of the incremental impact of 2004 acquisitions shown in the table above.

Overall, operating profit improved reflecting a full first half share of profit from Secil.


EUROPE - PRODUCTS

                                                           Analysis of change
                                      Total               Acquisitions    Re-org.
euro million          2005    2004   change     Exchange   2004   2005      costs    Organic
Sales                1,189   1,090      +99           +1    +86    +14          -         -2
% change                                +9%            -    +8%    +1%                     -
Operating profit*       86      96      -10            -     +8      -         -3        -15
% change                               -10%                 +8%               -3%       -15%
Margin                7.2%    8.8%

* Operating profit is before profit on disposal of fixed assets and includes re-organisation costs of euro 4 million (2004: euro 1 million).

Our Products operations continued to experience generally subdued trading in the first half of 2005 and were not helped by severe March weather. Insulation activities faced continuing tough conditions and were responsible for the bulk of the first half organic profit decline.

In Concrete Products, overall results increased largely due to incremental contributions from 2004 acquisitions. Our architectural operations (pavers, tiles, sand-lime brick and blocks) in the Benelux, Germany and Britain were impacted by weather and weak demand. Structural operations (floor & wall elements, beams, vaults and drainage products) were less severely affected, helped by some improvement in Dutch housing activity and good underlying demand in Belgium and Denmark.

In Clay Products, brick volumes in Britain were below 2004 levels; however, further price improvements were achieved offsetting the impact of sharp energy cost increases and resulting in a modest improvement in profit. Although clay operations in Mainland Europe benefited from better pricing and productivity, profits were flat in continuing difficult markets.

Our Insulation businesses experienced a very tough first half due to continuing volatility in energy-related input costs and also incurred costs associated with re-organisation of activities to deal with the challenging environment. Results were significantly lower than in 2004.

In Building Products, the overall outcome was similar to 2004. Daylight & Ventilation faced disappointing sales in Germany and the Netherlands resulting in lower profit. Our Fencing & Security business reported similar results to 2004, while Construction Accessories enjoyed an improvement in profitability partly helped by some acquisition contributions.


EUROPE - DISTRIBUTION

                                                               Analysis of change
                                         Total                Acquisitions   Re-org.
euro million           2005    2004     Change     Exchange    2004   2005    costs     Organic
Sales                 1,016     895       +121           +4   +121      -                    -4
% change                                  +13%            -   +13%                            -
Operating profit*        50      48         +2            -     +1      -         +1          -
% change                                   +2%                 +1%               +1%
Margin                 4.9%    5.4%

* Operating profit is before profit on disposal of fixed assets. Operating profit relating to 2004 acquisitions is after euro 3 million of integration costs. Operating profit includes re-organisation costs related to ongoing operations of nil (2004: euro 1 million).

First half operating profit in Europe Distribution was just ahead of 2004.

DIY: Despite subdued Dutch retail demand which resulted in little change in overall sales, our DIY homecentre business in the Benelux delivered good cost control and continued to drive benefits from the October 2003 Cementbouw acquisition resulting in a similar overall outcome. Our Max- Mat joint venture in Portugal reported further sales and profit progress.

Builders Merchants: Poor weather in March affected trading in our Dutch and French businesses to leave underlying sales and profits slightly below 2004 levels. Incremental contributions from 2004 acquisitions - Doras joint venture in France and NCD Builders Merchants in Holland - were satisfactory, although NCD results were impacted by once-off post-acquisition costs associated with its integration into our existing merchanting activities. Profits in our Swiss general and specialist merchants continued to improve.


AMERICAS - MATERIALS

                                                          Analysis of change
                                         Total                 Acquisitions
euro million          2005    2004      Change     Exchange    2004    2005     Organic
Sales                1,065     947        +118          -43     +30     +14        +117
% change                                  +13%          -4%     +3%     +1%        +13%
Operating loss*        (4)    (32)         +28           +2      +3      +1         +22
% change                                  +87%          +6%     +9%     +3%        +69%
Margin               -0.4%   -3.3%

* Operating loss is before profit on disposal of fixed assets.

First half activity in the Americas Materials Division exceeded expectations with good volume improvements. As anticipated, energy input costs were sharply higher; nevertheless, focussed pricing initiatives and efficiency savings resulted in improved margins and a significant reduction in the traditional first half US Dollar operating loss.

The average US Dollar income statement translation rate for the first half of 2005 was US$1.2847 to the euro versus US$1.2273 in the first half of 2004. This movement gives rise to an adverse translation impact on sales and a favourable impact at operating level due to the seasonal loss.

While operations in New England delivered improved results, the advance was less marked than in other regions due to subdued highway markets in Connecticut. Our New York/New Jersey business had a good first half with strong demand in New Jersey and improved trading in our Upstate New York operations. Despite continuing weakness in Michigan, the Central region also reported a good improvement helped by firmer demand in Ohio and West Virginia. In the West, demand was strong resulting in a significant advance in profitability across our operations.

Excluding the impact of recent acquisitions, our heritage companies saw volume increases of approximately 7% in aggregates, 3% in asphalt and 3% in readymixed concrete although, as always, there were regional variations.


AMERICAS - PRODUCTS

                                                         Analysis of change
                                        Total                 Acquisitions
euro million         2005     2004     change     Exchange    2004    2005     Organic
Sales               1,337    1,208       +129          -47     +45     +17        +114
% change                                 +11%          -4%     +4%     +1%        +10%
Operating profit*     144      114        +30           -5      +1      +2         +32
% change                                 +26%          -5%     +1%     +2%        +28%
Margin              10.7%     9.4%

* Operating profit is before profit on disposal of fixed assets.

With continuing strong US residential construction and on-going recovery in non-residential activity, our Americas Products businesses delivered a substantial first half operating profit advance and a significant margin improvement.

Our Precast operations continued to progress with strong demand particularly in western and southern states. Improved pricing and overhead cost savings resulted in further good margin improvement. Architectural Products saw good demand for construction, retail and hardscape products and further gains from its brick operations, where better volumes and prices more than compensated for higher energy costs. In an increasingly competitive market, the Glass Group benefited from a strong first half sales advance with a shift in product mix towards higher value insulated and fabricated items. Our South American clay operations coped well with higher energy costs to limit the decline in profitability.


AMERICAS - DISTRIBUTION

                                                          Analysis of change
                                         Total                 Acquisitions
euro million          2005     2004     change     Exchange    2004    2005     Organic
Sales                  506      446        +60          -20      +6      +9         +65
% change                                  +13%          -4%     +1%     +2%        +14%
Operating profit*       28       18        +10           -1      +1      +1          +9
% change                                  +58%          -8%     +8%     +8%        +50%
Margin                5.6%     4.0%

* Operating profit is before profit on disposal of fixed assets.

The Distribution Group performed particularly strongly through the first half of the year continuing to build on the progress of recent years. Markets in Florida were buoyant reflecting both significant maintenance and repair work in the aftermath of the devastating hurricanes experienced during 2004 and substantial new-build activity. Demand in the Western states was generally strong with the Midwest region being the main exception to a favourable trading backdrop. Acquisitions completed in 2004 and in early 2005 contributed positively to the overall outcome.



Finance and taxation

The higher first half interest charge in 2005 principally reflects the impact of 2004 and 2005 acquisitions.

As in prior years, the interim taxation charge is an estimate based on the current expected full year tax rate.

Exchange rate movements between year-end 2004 and 30th June 2005, mainly the weakening of the euro from US$1.3621 to US$1.2092, increased the euro amount of foreign currency net debt by euro 144 million while shareholders' funds were increased by euro 338 million.

Net debt at 30th June amounted to euro 3,268 million (June 2004: euro 3,493 million), which included euro 254 million (June 2004: euro 258 million) in respect of the Group's share of net debt in joint venture undertakings.

A strong balance sheet and robust cash generation characteristics continue to underpin the Group's financial capacity to avail of attractive acquisition opportunities as they arise in our various geographic, product and sectoral markets.



Development

Development expenditure in the first half of 2005 amounted to euro 231 million. Although this pace of spend was lower than in recent years, we continue to work actively on opportunities for acquisitions across all our operations and remain committed to completing transactions at prices that will contribute to long-term value creation for our shareholders.

Since the end of June the Group has spent a further euro 190 million on acquisitions. This total includes the purchase of the French concrete products producer, Stradal, the acquisition of which was completed on August 16th.


Outlook

In Europe Materials, demand in the Irish market remains strong while recent months have seen improved trading in Poland. In Switzerland, second half cement demand is likely to be lower as the major tunnel project winds down. Trading patterns in other markets are expected to show little change and overall the Division expects to deliver an improvement in underlying second half operating profit.

The short term economic outlook for Europe Products remains generally subdued in our core countries. As a result it is unlikely that the profit decline experienced in the first half of the year can be offset in the second half and full year operating profit is expected to be lower than in 2004.

In Europe Distribution, weak Dutch consumer spending patterns continue to constrain our DIY activities. However, our builders merchanting operations are proving more robust and we expect to deliver continuing operating profit progress in the second half of the year.

Our Americas Materials operations are performing well and have good backlogs in hand for the remaining months of the year. While recent higher energy costs are absorbing more of the benefits of achieved price improvements than in the first half, we currently expect some overall margin increase and higher full year profit in US$ terms.

Although the pace of advance for Americas Products has moderated slightly over the summer months the demand backdrop remains broadly positive with continuing strong housing demand and ongoing recovery in our non-residential markets. We expect a good second half out-turn from these operations and a full year profit advance.

Americas Distribution faces tough comparatives for the second half due to significant 2004 post-hurricane demand in Florida and gains arising from steep price increases for many of the products handled by this business. However, with a generally favourable trading backdrop we expect higher second half 2005 US$ operating profit.

A continuation of the current US dollar/euro exchange rate of US$ 1.23 would result in a full year average rate of US$ 1.2550 (2004: US$ 1.2439) and a minimal full year translation impact compared with 2004.

CRH has had a strong first half profit outcome with good organic growth from the Americas significantly outweighing a decline in Europe, and a satisfactory incremental contribution from 2004 and 2005 acquisitions.

The Group will continue to benefit in the second half from strong markets in its American operations and from a sustained focus on input cost recovery and operational performance. Although this will be offset to some extent by the recent surge in energy costs we nevertheless expect to make further progress in the more important second half of the year.

                                    * * * *



This interim results announcement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this interim results announcement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.



Group Income Statement
                                                    Six months         Six months             Year ended
                                                    ended 30th         ended 30th                   31st
                                                     June 2005          June 2004               December
                                                                                                    2004
                                                     Unaudited          Unaudited                Audited
                                                        euro m             euro m                 euro m

Revenue                                                6,329.3            5,607.9               12,754.5
Cost of sales                                        (4,397.4)          (3,913.3)              (8,717.4)
Gross profit                                           1,931.9            1,694.6                4,037.1
Operating costs                                      (1,487.1)          (1,324.4)              (2,816.9)
Group operating profit                                   444.8              370.2                1,220.2
Profit on disposal of fixed assets                        10.0                6.0                   10.8
Profit before finance costs                              454.8              376.2                1,231.0
Finance costs (net)                                     (77.8)             (64.1)                (146.4)
Group share of associates' profit after tax                6.3                7.3                   19.4
Profit before tax                                        383.3              319.4                1,104.0
Income tax expense (estimated at interim)               (81.0)             (63.5)                (232.2)
Group profit for the financial period                    302.3              255.9                  871.8

Profit attributable to:
Equity holders of the Company                            298.7              252.4                  866.1
Minority interest                                          3.6                3.5                    5.7
Group profit for the financial period                    302.3              255.9                  871.8




Earnings per share for the period
Basic                                                    56.0c              47.8c                 163.6c
Diluted                                                  55.7c              47.4c                 162.7c
Cash earnings per share for the period                  105.4c              95.0c                 261.8c
Dividend per share                                      11.25c               9.6c                  33.0c




Group Balance Sheet
                                                     As at 30th         As at 30th            As at 31st
                                                      June 2005          June 2004         December 2004
                                                      Unaudited          Unaudited               Audited
ASSETS                                                   euro m             euro m                euro m
Non-current assets
Property, plant and equipment                           6,336.8            5,987.9               5,830.6
Intangible assets                                       1,935.4            1,836.5               1,774.1
Investments in associates                                 210.3              180.6                 178.8
Derivative financial instruments                          254.4              159.1                 173.2
Other financial assets                                    102.7               93.4                 113.2
Deferred income tax assets                                425.1              340.8                 335.3
Total non-current assets                                9,264.7            8,598.3               8,405.2
Current assets
Inventories                                             1,616.2            1,405.7               1,308.9
Trade and other receivables                             2,594.4            2,327.1               1,973.1
Derivative financial instruments                            6.5               25.0                   1.1
Liquid investments                                        445.2              318.1                 311.7
Cash and cash equivalents                                 799.5              679.7               1,072.0
Total current assets                                    5,461.8            4,755.6               4,666.8
Total assets                                           14,726.5           13,353.9              13,072.0
EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital                                      181.8              180.1                 181.0
Non-equity share capital                                    1.2                1.2                   1.2
Share premium account                                   2,184.4            2,114.8               2,149.3
Other reserves                                             30.0               17.9                  23.5
Foreign currency translation reserve                      157.9              107.5               (179.9)
Retained income                                         2,830.2            2,292.7               2,770.1
                                                        5,385.5            4,714.2               4,945.2
Minority interest                                          28.8               38.6                  34.2
Total equity                                            5,414.3            4,752.8               4,979.4
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings                   4,063.1            3,738.2               3,802.4
Derivative financial instruments                            3.4              155.8                  51.9
Deferred income tax liabilities                         1,075.3            1,010.5                 987.4
Trade and other payables                                  134.2              113.1                 122.0
Retirement benefit obligations                            524.3              253.9                 349.7
Provisions for liabilities and charges                    228.5              188.4                 182.3
Capital grants                                             11.9               13.8                  12.4
Total non-current liabilities                           6,040.7            5,473.7               5,508.1
Current liabilities
Trade and other payables                                2,149.9            1,942.2               1,742.1
Current income tax liabilities                            319.3              288.2                 284.5
Interest-bearing loans and borrowings                     584.0              748.9                 251.4
Derivative financial instruments                          123.6               32.2                 210.4
Provisions for liabilities and charges                     94.7              115.9                  96.1
Total current liabilities                               3,271.5            3,127.4               2,584.5
Total liabilities                                       9,312.2            8,601.1               8,092.6
Total equity and liabilities                           14,726.5           13,353.9              13,072.0



Group Cash Flow Statement
                                                          Six months         Six months            Year ended
                                                          ended 30th         ended 30th                  31st
                                                           June 2005          June 2004         December 2004
                                                           Unaudited          Unaudited             Unaudited
                                                              euro m             euro m                euro m
Cash flows from operating activities
Group operating profit                                         444.8              370.2               1,220.2
Depreciation charge                                            260.1              247.8                 515.9
Share-based payments expense                                     6.5                4.1                   9.7
Amortisation of intangible assets                                3.3                1.5                   4.1
Increase in working capital                                  (357.6)            (307.8)               (119.4)
Amortisation of capital grants                                 (1.4)              (1.0)                 (2.2)
Cash generated from operations                                 355.7              314.8               1,628.3
Interest paid                                                 (85.2)             (76.5)               (160.3)
Income taxes paid:
- Irish corporation tax                                        (1.6)              (8.6)                (17.1)
- Overseas corporation tax                                    (57.4)             (75.7)               (188.3)
Net cash inflow from operating activities                      211.5              154.0               1,262.6
Cash flows from investing activities
Inflows
Proceeds from disposal of fixed assets                          44.8               59.2                 101.8
Interest received                                               14.3               12.7                  22.6
Capital grants received                                          0.9                  -                   0.1
Dividends received from associates                               8.5                2.9                   8.5
                                                                68.5               74.8                 133.0
Outflows
Purchase of property, plant and equipment                    (346.8)            (262.5)               (550.7)
Acquisition of subsidiaries and joint ventures               (168.0)            (660.7)               (850.9)
Investments in and advances to associates                      (5.5)              (4.8)                 (5.8)
Deferred acquisition consideration paid                       (31.4)             (29.2)                (57.3)
                                                             (551.7)            (957.2)             (1,464.7)
Net cash outflow from investing activities                   (483.2)            (882.4)             (1,331.7)
Cash flows from financing activities
Inflows
Proceeds from issue of shares                                   19.2                5.5                  36.6
Increase in interest-bearing loans and borrowings              223.6              322.1                 261.4
Increase in finance lease liabilities                            2.4               56.2                  56.2
Net movement in derivative financial instruments              (25.4)               71.7                (30.4)
                                                               219.8              455.5                 323.8
Outflows
Expenses paid in respect of share issues                       (0.1)              (0.1)                 (0.3)
Repayment of interest-bearing loans and borrowings            (25.2)             (10.3)                (31.9)
Increase in liquid investments                               (113.1)             (16.2)                (25.2)
Repayment of finance lease liabilities                         (1.4)              (6.9)                (24.4)
Dividends paid to equity holders of the Company              (108.2)             (73.4)               (119.6)
Dividends paid to minority interests                           (4.1)              (1.4)                 (2.1)
                                                             (252.1)            (108.3)               (203.5)
Net cash (outflow)/inflow from financing activities           (32.3)              347.2                 120.3
Change in cash and cash equivalents                          (304.0)            (381.2)                  51.2
Translation adjustment                                          31.5               20.0                (20.1)
Cash and cash equivalents at beginning of period             1,072.0            1,040.9               1,040.9
Cash and cash equivalents at end of period                     799.5              679.7               1,072.0



Group Statement of Recognised Income and Expense
                                                         Six months          Six months            Year ended
                                                         ended 30th          ended 30th                  31st
                                                          June 2005           June 2004         December 2004
                                                          Unaudited           Unaudited               Audited
                                                             euro m              euro m                euro m
Items of income/(expense) recognised directly within equity:
Currency translation effects                                  337.8              107.5                (179.9)
Group defined benefit pension schemes:
- Actuarial loss                                            (151.2)              (5.9)                (119.2)
- Deferred tax asset                                           36.4                2.7                   31.3
Gains/(losses) relating to cash flow hedges                     1.2                0.4                  (0.3)
Net income/(expense) recognised directly within               224.2              104.7                (268.1)
equity
Group profit for the financial period                         302.3              255.9                  871.8
Total recognised income and expense for the period            526.5              360.6                  603.7
Equity holders of the Company                                 520.2              355.7                  599.8
Minority interest                                               6.3                4.9                    3.9
Total recognised income and expense for the period            526.5              360.6                  603.7



Group Statement of Changes in Equity
                                Six months ended           Six months ended               Year ended
                                  30th June 2005             30th June 2004       31st December 2004
                                       Unaudited                  Unaudited                Unaudited
                                          euro m                     euro m                   euro m



At beginning of period                   4,979.4                    4,447.0                  4,447.0
Issue of shares:
- Share options and                         19.2                        5.5                     36.6
participation schemes
- Issued in lieu of                         16.8                       31.7                     36.4
dividends
- Expenses in respect of                   (0.1)                      (0.1)                    (0.3)
share issues
Adjustment re share options                  6.5                        4.1                      9.7
expense
Dividends paid                           (125.0)                    (105.1)                  (156.0)
Movement in minority                       (5.4)                       12.6                      8.0
interest
Items of income/(expense) recognised directly within equity:
Currency translation                       337.8                      107.5                  (179.9)
effects
Group defined benefit                    (114.8)                      (3.2)                   (87.9)
schemes
Gains/(losses) relating to                   1.2                        0.4                    (0.3)
cash flow hedges
Profit for the period attributable to      298.7                      252.4                    866.1
equity holders
At end of period                         5,414.3                    4,752.8                  4,979.4



Supplementary Information



 1. International Financial Reporting Standards

    Basis of preparation

    The financial information presented in this Interim Report has been prepared in accordance with the Group's accounting policies under International Financial Reporting Standards (IFRS). The transition date for implementation of IFRS by the Group was 1st January 2004. The financial statements for the six months ended 30th June 2004 and for the year ended 31st December 2004, which were prepared in accordance with accounting practice generally accepted in the Republic of Ireland, have been restated under IFRS with effect from the transition date.

    Full details of the accounting policies adopted by the Group on implementation of IFRS, and of the impact on the reported results and balance sheet of the Group of the transition to IFRS, were published on 31st May 2005 and are available on the Group's website www.crh.com.

    Approved IFRS

    The Group's accounting policies under IFRS are based on the Financial Reporting Standards and Interpretations issued by the International Accounting Standards Board (IASB) and on International Accounting Standards
    (IAS) and Standing Interpretations Committee Interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently authorised by the IASB and remain in effect.

    The majority of the IASs/IFRSs have been approved by the European Commission. However, a number of IASs/IFRSs remain to be approved at the date of publication of this document, and failure to approve these outstanding standards in time for 2005 financial reporting could lead to changes in the basis of accounting or in the basis of presentation of certain financial information from that adopted for the purposes of this Interim Report.

    Furthermore, the financial information provided in this document is subject to the issuance by the International Accounting Standards Board of additional Interpretations prior to the end of 2005 which may have retrospective impact and thus require to be applied in the 2005 financial statements and the related 2004 comparatives. As a result, it is possible that further changes may be required to the full year 2004 financial information contained in this document prior to its inclusion as comparative data in the published 2005 year-end consolidated financial statements under IFRS.

    The financial instruments accounting policy applied in preparing this financial information takes full account of the revised version of IAS 39 approved by the European Commission under which the fair valuation of financial liabilities is prohibited. In addition, the European Commission has yet to approve the Amendment to IAS 19 Actuarial Gains and Losses, Group Plans and Disclosures enabling the recognition of actuarial gains and losses in the Statement of Recognised Income and Expense in the same manner as FRS 17 under Irish GAAP. CRH has elected to adopt this Amendment prior to its effective date in relation to accounting for actuarial gains and losses arising on the Group's defined benefit pension schemes and similar arrangements after 1st January 2004.


 2. Translation of Foreign Currencies

    These financial statements are presented in euro. Results and cash flows of subsidiary, joint venture and associated undertakings based in non-euro countries have been translated into euro at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiary, joint venture and associated undertakings at average rates, and on restatement of the opening net assets at closing rates, are dealt with in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the income statement. Rates used for translation of results and balance sheets into euro were as follows:

                                                  Average                                    Period ended
                                       Six months ended        Year ended
                                              30th June     31st December               30th June     31st December
    euro 1 =                            2005       2004              2004            2005       2004             2004
    US Dollar                         1.2847     1.2273            1.2439          1.2092     1.2155           1.3621
    Pound Sterling                    0.6859     0.6735            0.6787          0.6742     0.6708           0.7051
    Polish Zloty                      4.0796     4.7324            4.5268          4.0388     4.5236           4.0845
    Swiss Franc                       1.5462     1.5531            1.5438          1.5499     1.5242           1.5429
    Argentine Peso                    3.7388     3.5641            3.6572          3.4934     3.5979           4.0488



 3. Analysis of Revenue and Operating Profit by Business

                                                      Six months ended 30th June - Unaudited                 Year ended
                                                     2005                      2004                  31st December 2004
                                                   euro m    %                euro m    %                 euro m   %
    Revenue
    Europe Materials                              1,215.7     19.2           1,021.8    18.2             2,306.8   18.1
    Europe Products                               1,188.9     18.8           1,090.0    19.4             2,245.0   17.6
    Europe Distribution                           1,016.0     16.1             895.4    16.0             1,904.1   14.9
    Americas Materials                            1,065.3     16.8             946.8    16.9             2,823.2   22.1
    Americas Products                             1,337.1     21.1           1,207.6    21.5             2,461.6   19.3
    Americas Distribution                           506.3      8.0             446.3     8.0             1,013.8    8.0
                                                  6,329.3      100           5,607.9     100            12,754.5    100
    Operating profit
    Europe Materials                                141.3     31.7             125.9    34.0               320.2   26.2
    Europe Products                                  85.9     19.3              95.8    25.9               190.7   15.6
    Europe Distribution                              49.6     11.1              48.4    13.1               121.4    9.9
    Americas Materials                              (4.1)    (0.8)            (31.5)   (8.5)               273.9   22.5
    Americas Products                               143.6     32.3             113.6    30.7               250.7   20.6
    Americas Distribution                            28.5      6.4              18.0     4.8                63.3    5.2
                                                    444.8      100             370.2     100             1,220.2    100
    Profit on disposal of fixed assets
    Europe Materials                                  4.7                        1.2                         0.2
    Europe Products                                   0.6                        0.4                         0.8
    Europe Distribution                             (0.6)                        0.1                       (2.2)
    Americas Materials                                4.7                        3.3                         5.7
    Americas Products                                 0.2                        0.9                         4.8
    Americas Distribution                             0.4                        0.1                         1.5
                                                     10.0                        6.0                        10.8



 4. Geographical Analysis of Revenue and Operating Profit
                                                                                                             Year ended
                                                      Six months ended 30th June - Unaudited         31st December 2004
                                                     2005                      2004
                                                   euro m        %            euro m       %              euro m      %
    Revenue
    Ireland*                                        561.3      8.9             507.7     9.0             1,056.2    8.3
    Benelux                                       1,191.9     18.8           1,057.7    18.9             2,166.8   17.0
    Rest of Europe                                1,661.8     26.3           1,433.9    25.6             3,221.8   25.2
    Americas                                      2,914.3     46.0           2,608.6    46.5             6,309.7   49.5
                                                  6,329.3      100           5,607.9     100            12,754.5    100
    Operating profit
    Ireland*                                         70.5      15.9              72.8   19.7               142.7   11.7
    Benelux                                          89.7      20.1              88.4   23.9               195.1   16.0
    Rest of Europe                                  116.4      26.2             108.3   29.2               293.4   24.0
    Americas                                        168.2      37.8             100.7   27.2               589.0   48.3
                                                    444.8       100             370.2    100             1,220.2    100
    Profit on disposal of fixed assets
    Ireland*                                          3.3                         0.5                        0.6
    Benelux                                           0.1                         0.6                        0.6
    Rest of Europe                                    1.3                         0.6                      (2.4)
    Americas                                          5.3                         4.3                       12.0
                                                     10.0                         6.0                       10.8
    * Total island of Ireland



 5. Key Components of First Half 2005 Performance

    euro million                  Revenue    Operating    Profit on   Trading     Finance   Assoc.    PBT
                                                profit    disposals    profit       costs      PAT
    H1 2004 as reported             5,608          370            6       376         -64        7    319
    Exchange effects                  -91           -2            -        -2           -        -     -2
    2004 at H1 2005 rates           5,517          368            6       374         -64        7    317
    Incremental impact in 2005 of:
    - 2004 acquisitions               394           31            -        31         -11        -     20
    - 2005 acquisitions                57            4            -         4          -3        -      1
    Organic                           361           42            4        46           -       -1     45
    H1 2005 as reported             6,329          445           10       455         -78        6    383
    % change v. 2004:
    As reported                      +13%         +20%                   +21%                        +20%
    At constant 2005 rates           +15%         +21%                   +22%                        +21%


 6. Proportionate Consolidation of Joint Ventures

                                                                     Six months ended                 Year ended
                                                                         30th June                   31st December
                                                             2005 Unaudited     2004 Unaudited         2004 Audited

                                                                     euro m             euro m               euro m
    Group share of:
    Revenue                                                           277.5              134.9                474.4
    Cost of sales                                                   (174.2)             (76.8)              (301.9)
    Gross profit                                                      103.3               58.1                172.5
    Operating costs                                                  (68.2)             (43.4)              (110.1)
    Group operating profit                                             35.1               14.7                 62.4
    Profit on disposal of fixed assets                                  0.1                0.5                  1.5
    Profit before finance costs                                        35.2               15.2                 63.9
    Finance costs (net)                                               (6.6)              (4.3)               (11.7)
    Profit before tax                                                  28.6               10.9                 52.2



 7. Earnings per Share


    The computation of basic, diluted and cash earnings per share is set out below:
                                                                         Six months ended           Year ended 31st
                                                                      30th June                            December
                                                                     2005                2004                  2004
                                                                Unaudited           Unaudited
                                                                   euro m              euro m                euro m
    Numerator for basic and diluted earnings per share
    Profit attributable to equity holders of the Company            298.7                252.4                866.1
    Preference dividends paid                                           -                    -                (0.1)
    Profit attributable to Ordinary equity holders                  298.7                252.4                866.0
    Amortisation of intangibles                                       3.3                  1.5                  4.1
    Depreciation charge                                             260.1                247.8                515.9
    Numerator for cash earnings per share                           562.1                501.7              1,386.0
                                                                Number of            Number of            Number of
                                                                   shares               shares               shares
    Denominator for basic earnings per share
    Weighted average number of shares (millions) in issue           533.4                528.3                529.5
    Effect of dilutive potential shares (share options)               2.9                  3.8                  2.9
    Denominator for diluted earnings per share                      536.3                532.1                532.4
    Earnings per share                                          euro cent            euro cent            euro cent
    - basic                                                         56.0c                47.8c               163.6c
    - diluted                                                       55.7c                47.4c               162.7c
    Cash earnings per share (i)                                    105.4c                95.0c               261.8c

    (i) Cash earnings per share, a non-GAAP financial measure, is presented here for information as management believes it is a useful financial indicator of a company's ability to generate cash from operations.



 8. Net Debt and Finance Costs

                                                                      As at 30th June                 As at 31st
    Net Debt                                                       2005              2004          December 2004
                                                              Unaudited         Unaudited                Audited
                                                                 euro m            euro m                 euro m
    Non-current assets
    Derivative financial instruments                              254.4             159.1                  173.2
    Current assets
    Derivative financial instruments                                6.5              25.0                    1.1
    Liquid investments                                            445.2             318.1                  311.7
    Cash and cash equivalents                                     799.5             679.7                1,072.0
    Non-current liabilities
    Interest-bearing loans and borrowings                     (4,063.1)         (3,738.2)              (3,802.4)
    Derivative financial instruments                              (3.4)           (155.8)                 (51.9)
    Current liabilities
    Interest-bearing loans and borrowings                       (584.0)           (748.9)                (251.4)
    Derivative financial instruments                            (123.6)            (32.2)                (210.4)
    Total net debt                                            (3,268.5)         (3,493.2)              (2,758.1)
    Including Group share of joint ventures' net debt           (253.7)           (258.3)                (257.0)
    Finance Costs
    Net Group finance costs on interest-bearing cash and           74.4              67.2                  147.4
    cash equivalents, loans and borrowings
    Net pensions financing credit                                 (2.8)             (4.2)                  (8.5)
    Net charge to unwind discount on provisions                     7.0               5.2                   11.3
    Net credit re change in fair value of derivatives             (0.8)             (4.1)                  (3.8)
    Total net finance costs                                        77.8              64.1                  146.4
    Including Group share of joint ventures' costs                  6.6               4.3                   11.7



 9. Summarised Cash Flow

    The table below summarises the Group's cash flows for the six months ended 30th June 2005 and 30th June 2004 and for the full year ended 31st December 2004.

                                                          Six months ended          Year ended 31st
                                                            30th June - Unaudited     December 2004
                                                        2005                 2004         Unaudited
    Inflows                                           euro m               euro m            euro m
    Profit before tax                                    383                  319             1,104
    Depreciation                                         260                  248               516
    Amortisation of intangibles                            3                    2                 4
    Disposals                                             45                   59               102
    Share issues (net of expenses)                        36                   37                73
    Other                                                (1)                   23                16
                                                         726                  688             1,815
    Outflows
    Working capital movement                             350                  308               111
    Capital expenditure                                  347                  263               551
    Acquisitions and investments                         207                  802             1,029
    Dividends                                            129                  106               158
    Tax paid                                              59                   84               205
                                                       1,092                1,563             2,054
    Net outflow                                        (366)                (875)             (239)
    Translation adjustment                             (144)                 (63)                36
    Increase in net debt                               (510)                (938)             (203)



10. Other

                                                                     Six months ended 30th       Year ended 31st
                                                                          June - Unaudited         December 2004
                                                                          2005        2004             Unaudited
    EBITDA interest cover (times) - six months to 30th June                9.4        10.1                     -
    - rolling 12 months                                                   11.8           -                  12.3
    EBIT interest cover (times) - six months to 30th June                  5.9         6.0                     -
    - rolling 12 months                                                    8.4           -                   8.7
    EBITDA = earnings before interest, tax, depreciation and amortisation, excluding share of joint ventures

    EBIT = earnings before interest and tax, excluding share of joint ventures
    Average shares in issue                                             533.4m      528.3m                529.5m
    Net dividend per share (euro cent)                                  11.25c        9.6c                 33.0c
    Dividend cover (Earnings per share/Dividend per share)               4.98x       4.98x                 4.96x
    Depreciation charge (euro m)                                         260.1       247.8                 515.9
    Amortisation of intangibles (euro m)                                   3.3         1.5                   4.1
    Share option expense charged in operating profit (euro m)              6.5         4.1                   9.7
    Market capitalisation at period-end (euro m)                      11,674.6     9,070.6              10,492.2
    Total equity at period-end (euro m)                                5,414.3     4,752.8               4,979.4
    Net debt (euro m)                                                  3,268.5     3,493.2               2,758.1
    Net debt as a percentage of total equity                               60%         73%                   55%
    Net debt as a percentage of market capitalisation                      28%         39%                   26%


11. Statutory Accounts

    The financial information presented in this Interim Report does not represent full statutory accounts. Full statutory accounts for the year ended 31st December 2004, prepared in accordance with Irish GAAP and containing an unqualified audit report, have been delivered to the Registrar of Companies.


12. Board Approval

    This Interim Report was approved by the Board of Directors of CRH plc on 29th August 2005.


13. Distribution of Interim Report



This Interim Report is available on the Group's website (www.crh.com).
A printed copy will be posted to shareholders on Thursday, 1st September 2005 and will be available to the public from that date at the Company's registered office. Details of the Scrip Dividend Offer in respect of the Interim 2005 dividend will be posted to shareholders on Thursday, 22nd September 2005.





  CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.404
                            1000 FAX +353.1.404 1007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  2 September, 2005
                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director